Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 4 DATED JANUARY 4, 2024

MASTERWORKS VAULT 1, LLC

This Supplement No. 4 dated January 4, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the vesting of SPC Preferred shares earned by Masterworks in respect of management services for all currently existing series of the Company (each, a “Series”). In particular, the amended and restated operating agreement of the Company and the management services agreement to which the Series are party (collectively, the “Amended Agreements”) have been amended and restated such that the SPC Preferred shares earned in respect of management services for each Series and relevant segregated portfolio following December 31, 2023 will not be subject to vesting. In addition, the vesting date for any SPC Preferred shares previously earned and still subject to vesting as of December 31, 2023, as applicable, was accelerated to December 31, 2023. Accordingly, all disclosure in the Offering Circulars relating to vesting of the management shares will not apply to any Series beginning January 1, 2024. For the avoidance of doubt, all other terms and rights of the SPC Preferred shares remain unchanged.

In addition, with respect to all new series of the Company created after the date hereof (collectively, the “Future Series”), no SPC Preferred shares issued with respect to the Future Series will be subject to vesting and such changes are so reflected in the Amended Agreements.

The form of Amended Agreements are attached to a Form 1-U filed as of the date hereof and this Supplement should be read in conjunction therewith.